EDAP TMS SA
4, rue du Dauphiné
69120 Vaulx-en-Velin
France

April 3, 2014

US Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:            Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that EDAP TMS SA has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2013, which was filed with the Securities and Exchange Commission on April 3, 2014.

EDAP TMS S.A.

/s/ ERIC SOYER
ERIC SOYER
CHIEF FINANCIAL OFFICER